

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 2, 2010

Mr. William Wright
President and Chief Financial Officer
Infrared Systems International
4550 NW Newberry Hill Road
Suite 202
Silverdale, Washington 98383

> RE: **Infrared Systems International**
> **Form 10-K for the fiscal year ended September 30, 2009**
> **Filed December 18, 2009**
> **Form 8-K filed April 16, 2010**
> **Form 8-K filed April 21, 2010**
> **File No. 333-147367**

Dear Mr. Wright:

We have reviewed your response filed July 9, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K dated April 16, 2010 and Form 8-K dated April 21, 2010

1. Please refer to our prior comment 1 and respond to the following:
   - Please clarify for us Propalms involvement in the transaction. We noted that the first paragraph of your Form 8-K dated April 16, 2010 refers to the transaction by and between Infrared Systems International ("IFRS"), Take Flight Equities, Inc. ("Purchaser"), Propalms, Inc. ("Propalms"), William M. Wright III, an individual ("Wright"), and Gary E. Ball, an individual ("Ball"). But your further discussion does not discuss ProPalms' involvement and explains only that pursuant to the Agreement, IFRS sold 11,557,217 shares of authorized and previously unissued shares of Common Stock, representing 89.9% of the outstanding stock of IFRS immediately after the transaction, to TFE for a purchase price of $200,000, consisting of $30,000 cash and a promissory note for $170,000.
   - We also noted from your 8-K that Propalms has agreed to pay one half of the then-outstanding note in the event that TFE defaults in a payment of the Note, pursuant to the terms of a Guaranty Agreement executed at the Closing. Please tell us the terms of the Guaranty Agreement and clarify the relationship between ProPalms and TFE. If William Wright is not affiliated with Propalms in any way, please clarify why they were willing to guaranty the Note. Also, explain why you believe that William Wright is not affiliated with Propalms when he was the President and CEO of Focus prior to the Acquisition, when Focus was a wholly owned subsidiary of ProPalms, as further disclosed in your Form 8-K dated April 21, 2010.
   - Please provide us with the ownership structure of ProPalms and provide us with the individuals or entities that are the majority owners.
   - We see that Wendy Ball resigned and the remaining Directors appointed William Wright to fill her vacancy. Please clarify for us if there is any relationship between William Wright and Gary Ball. Please provide us with your rationale that supports your conclusion.
   - Please tell us about the operations of TFE, the Purchaser, including the nature of any assets and liabilities. Please provide us with the most current annual and interim financial statements of TFE.
   - We see from your response that the transaction results in a change in control of IFRS. Please tell us your consideration of FASB ASC 805-10-55-12 (formerly paragraph A12 of SFAS 141R) in determining who the accounting acquirer is in this transaction. As part of your response please provide us with your detail consideration of each of the pertinent facts and circumstances as outlined and discussed in the referenced guidance
   - We noted that the shares issued to TFE were placed in escrow and will be released as amounts are paid on the promissory note. Please tell us how you considered this as part of your determination of the accounting acquirer and

the accounting for the acquisition. Clarify how many shares remain in escrow.

2. We noted that concurrent with the transaction between TFE and IFRS, the Company transferred all of the current assets and liabilities of IFRS to IAI. As provided in the Agreement, IAI will be managed by Gary Ball, the former CEO of IFRS, pursuant to a Management and Distribution Agreement. Within 15 months after the Closing, either the stock of IAI or the net proceeds from the sale of IAI's assets will be distributed to the holders of record of IFRS common stock as of the close of business on March 23, 2010, the "Subsidiary Distribution." Please further explain the terms of the Subsidiary Distribution and the reasons for the distribution. Please also explain why the acquisition was structured in this way.

3. With regard to the acquisition of Focus Systems from Propalms, five days following the transaction with TFE, please address the following:
    *   Please clarify how the company anticipates accounting for the acquisition of Focus. Since you acquired 100% of Focus Systems, it is unclear why you refer to a cost method of purchase accounting. Cite the applicable GAAP accounting guidance upon which you based your accounting. We refer you to FASB ASC 805.
    *   Please also tell us your consideration as to whether these entities are entities under common control. We noted from your disclosures that TFE is wholly owned by William Wright and William Wright is also the CEO of Focus Systems.
    *   Please tell us about the operations of Focus including the nature of any assets and liabilities. Please provide us with the most current annual and interim financial statements of Focus.

Form 10-Q for the quarterly period ended March 31, 2010

Item 4. Controls and Procedures, page 14

4. We see from your disclosure that your management, including Mr. Gary E. Ball, evaluated the effectiveness of the Company's disclosure controls and procedures as of September 30, 2009, the end of the period covered by the annual report, and based on that evaluation concluded that your disclosure controls and procedures were ineffective. Your disclosure appears to be outdated in that it refers to your evaluation as of September 30, 2009, rather than March 31, 2010 and makes reference to Gary Ball as the CEO and CFO, when it appears from your other disclosures that he no longer held that position at that date. We also note that the certifications included with the Form 10-Q were signed by William M. Wright, your current President and Principal Financial Officer. Please amend your Form 10-Q for the period ended March 31, 2010 to disclose the results of your

evaluation of the effectiveness of your disclosure controls and procedures as of March 31, 2010 and to remove the references to Gary Ball.

5. We also note that you provided Management's Report on Internal Control over Financial Reporting in your Form 10-Q for the period ended March 31, 2010. We further note that the first paragraph of your disclosure refers to your evaluation as of September 30, 2009, but the last paragraph says that based on that evaluation your CEO and CFO concluded that a material weakness existed as March 31, 2010. Please note that Exchange Act Rules 13a-15 and 15d-15 only require you to perform an assessment of the effectiveness of your internal control over financial reporting as of the end of each fiscal year and Item 308 of Regulation S-K only requires you to disclose your management's conclusion on the effectiveness of your internal control over financial reporting in your annual reports filed on Form 10-K.

    *   Tell us whether you performed an assessment of your internal control over financial reporting as of March 31, 2010, or amend the filing to remove all references to conclusions reached or material weaknesses identified as of that date.
    *   If you choose to continue to include the disclosures required by Item 308 of Regulation S-K, please revise the filing to clearly disclose the date as of which you completed your last assessment, the conclusion reached by your management as of that date on the effectiveness of your internal control over financial reporting, and disclose any material weaknesses identified as of that date.

You may contact Julie Sherman at (202) 551-3640 or me at (202) 551-3212 with any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief